UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugène Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) to provide shareholders with important information concerning the Annual General Meeting of Shareholders (the “AGM”) to be held on April 17, 2024 at 11:00 am (CET) at 2, place Winston Churchill, L-1340 Luxembourg Grand Duchy of Luxembourg.

The Company is attaching to this Form 6-K: (i) the convening notice and agenda for the AGM together with the voting instructions, and (ii) a copy of the proxy card to vote any shares by proxy.

Shareholders of record on March 1, 2024 may vote their shares and submit a proxy card by following the instructions provided with the proxy materials mailed to them on or about April 12, 2024.

Shareholders may submit questions in advance by contacting our investor relations department at (5411) 4836-8651 or ir@adecoagro.com.

EXHIBITS

ITEM
99.1.	The convening notice and agenda for the AGM together with the voting instructions.
99.2	A copy of the proxy card to vote any shares by proxy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: April 8, 2024	By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer